Exhibit 99.58

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Date of Report: April 16, 2025

This management’s discussion and analysis (“MD&A”) for Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”) is intended to help the reader understand the significant factors that have affected Elemental Altus and its subsidiaries’ performance, as well as factors that may affect its future performance.

The information contained in this MD&A for the year ended December 31, 2024 should be read in conjunction with the audited consolidated financial statements for the same year. The information contained within this MD&A is as of April 16, 2025.

The referenced audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (“IFRS Accounting Standards”). All figures are expressed in US dollars, the Company’s presentation and functional currency, unless otherwise indicated. Additional information is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

Contents

1.	DESCRIPTION OF THE BUSINESS	3
2.	OVERALL PERFORMANCE	4
3.	ROYALTY PORTFOLIO	8
4.	PRINCIPAL ROYALTIES	9
5.	ROYALTY GENERATION	12
6.	DISCUSSION OF OPERATIONS	13
7.	SUMMARY OF QUARTERLY RESULTS	15
8.	LIQUIDITY AND CAPITAL RESOURCES	16
9.	BORROWINGS	16
10.	NON-IFRS MEASURES	17
11.	FINANCING ACTIVITIES	19
12.	OFF-BALANCE SHEET ARRANGEMENTS	19
13.	ACCOUNTING STANDARDS RECENTLY ADOPTED	20
14.	RELATED PARTY TRANSACTIONS	20
15.	FINANCIAL INSTRUMENTS	21
16.	OUTSTANDING SHARE DATA	23
17.	RISKS & UNCERTAINTIES	23
18.	FORWARD-LOOKING STATEMENTS	24

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

1.	DESCRIPTION OF THE BUSINESS

Elemental Altus is a TSX Venture Exchange (“TSX-V”) listed precious metals royalty company focused on acquiring royalties and streams over producing, or near producing, assets from established operators and counterparties.

The Company’s gold-focused royalty portfolio includes several top-tier operators and is diversified by jurisdiction, serving to reduce operating risk to the Company and to the individual investor. By relying on advanced assets, the Company is able to minimize funding and development risks that are outside Elemental Altus’ control. Elemental Altus focuses on acquiring royalty assets located in multiple mining jurisdictions to seek to mitigate the risks of political instability and policy changes.

The Company’s common shares are listed on the TSX-V under the symbol “ELE” and the OTCQX under the symbol “ELEMF”.

The Company’s current portfolio includes nine producing royalties spread across six jurisdictions as well as nearly seventy other royalty interests. This portfolio represents a stable current revenue profile with organic opportunities to increase future revenue. The Company benefits from strong shareholder support from its material investors, La Mancha Resource Fund SCSp (“La Mancha”) and AlphaStream Limited (“AlphaStream”), and from other institutional investors.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

2.	OVERALL PERFORMANCE

	Three months ended December 31,		Twelve months ended December,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Total revenue	5,519	3,960	16,323	11,744
Adjusted revenue*	6,827	5,649	21,600	17,855
Cash flows from operations	2,555	981	4,816	1,993
Adjusted cash flows from operations*	3,315	2,151	8,738	6,133
Total net profit / (loss)	134	2,178	(364)	(3,901)
Adjusted EBITDA*	4,769	2,766	15,111	9,831

	2024	2023	2024	2023
	GEO	GEO	GEO	GEO
Total attributable Gold Equivalent Ounces (“GEO”)	2,552	2,843	8,987	9,122

* See the “Non-IFRS Measures” section of this MD&A.

Highlights and key developments

●	On February 27, 2024, the Company sold its initial Firefly Metals Ltd shares that it has received as part of the Ming gold stream disposal for $2.33 million.

●	On March 21, 2024, the Company made a repayment of $5 million of its credit facility, reducing the borrowing balance for the Company to $25 million and the unutilized amount of the credit facility is $15 million.

●	On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Limited for $1.18 million.

●	On April 22, 2024, the Company received a 1.25%-1.40% NSR royalty on the Lithium HCK Project in the Republic of Rwanda, with Rio Tinto Mining and Exploration Limited (“Rio Tinto") having the license to operate. The royalty serves as repayment for the Company's $0.23 million (GBP £0.20 million) receivable balance from Aterian Plc.

●	On June 5, 2024, the Company extended the maturity of its credit facility to June 5, 2027.

●	On June 19, 2024, the Company received an additional $0.3 million settlement payment from the disposal of the Ming Gold Stream. This brings the total consideration from the disposal to $12.4 million, compared to the $11.2 million carrying amount at the date of disposal.

●	On July 4, 2024, the Company, for no consideration, cancelled 814,321 ordinary common shares in the share capital of the Company surrendered by certain former and current management in order to satisfy tax obligations.

●	On July 22, 2024, the Company announced a binding agreement to acquire two tungsten royalties, including an uncapped 4% NSR royalty over the Mactung project operated by Fireweed Metals Corp. for total consideration of $4.5 million (with $3 million being paid on closing and a deferred payment of $1.5 million due one year after closing). The transaction closed on August 1, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

●	On August 28, 2024, the Company completed the sale of a 95% ownership interest in Altau and its subsidiaries to ANS. The consideration for this transaction consists of:

o	$200,000 in cash, with $50,000 received at closing and five quarterly instalments of $30,000.

o	Up to $1 million in milestone-based performance payments.

o	Up to a 5% equity stake in ANS, contingent upon any future Initial Public Offering ("IPO") of ANS shares.

The Company has also received two uncapped 2.5% Net Smelter Return royalties from Altau, which have been valued at $0.2 million. ANS retains a five-year option to buy back up to 1% of these royalties for $1.5 million each.

•	On October 29, 2024, the Company completed the acquisition from AlphaStream of an additional 50% ownership of Alpha 2 SPV Limited (“Alpha 2”) and Alpha 3 SPV Limited (“Alpha 3”), entities holding 24 existing royalties, from Alpha 1 SPV Limited. The consideration for this transaction was $28 million, paid in 34,444,580 newly issued common shares of the Company (“Acquisition”).

Following this transaction, the Company now holds 100% ownership of both Alpha 2 and Alpha 3, which hold the producing royalties of Bonikro (4.5% NSR), Ballarat (2.5% NSR), and SKO (AUD$10/oz).

•	On October 29, 2024, the Company completed a $12.8 million private placement to La Mancha following the exercise of their Anti-Dilution Rights for 16,141,940 common shares (“Private Placement”).

•	On November 13, 2024, the Company amended its Credit Facility to exercise a $10 million accordion feature, increasing the total available facility from $40 million to $50 million. This amendment introduced Royal Bank of Canada as a new lender to the facility, alongside the National Bank of Canada and the Canadian Imperial Bank of Commerce.

Subsequent to December 31, 2024

•	On February 21, 2025, the Company repaid the remaining outstanding loan principal of $3 million, fully settling its debt. As of the date of this report, the Company has no outstanding borrowings and has full access to its $50 million facility.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Revenue & GEO Performance

The following table summarizes the Company’s revenue from royalty interests during the three and twelve months ended December 31, 2024 and 2023. Adjusted revenue also includes accrued royalty revenue from equity investments for the same periods (see section 10 – Non-IFRS Measures).

	Three months ended December 31,		Twelve months ended December 31,
	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Revenue from royalties
Amancaya	-	115	120	722
Ballarat	403	-	807	214
Bonikro	2,407	1,162	5,430	1,719
Karlawinda	1,490	1,114	5,199	4,565
Mercedes	239	259	1,012	869
Mulgarrie	-	-	-	30
Mount Monger	6		6
Mount Pleasant	81	53	341	277
SKO	129	63	386	265
Wahgnion	764	785	2,692	2,674
Other income	-	409	330	409
Total revenue	5,519	3,960	16,323	11,744
Royalty revenue from equity investments
Caserones[1]	1,308	1,689	5,277	6,111
Adjusted revenue	6,827	5,649	21,600	17,855

(1)	The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 24.4% equity interest as at December 31, 2024.

The following table summarizes the Company’s GEOs from royalty interests during the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Amancaya	-	58	55	371
Ballarat	151	-	323	108
Bonikro	899	585	2,208	873
Karlawinda	556	556	2,171	2,340
Mercedes	90	130	427	445
Mulgarrie	-	4	-	15
Mount Monger	3	-	3	-
Mount Pleasant	30	27	144	142
SKO	48	32	160	137
Wahgnion	286	395	1,126	1,370
Other income	-	206	140	206
Total GEOs from royalty interests	2,063	1,993	6,757	6,007
Caserones[1]	489	850	2,230	3,115
Total GEOs[1]	2,552	2,843	8,987	9,122

(1) See the “Non-IFRS Measures” section of this MD&A.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

2024 Guidance

Elemental Altus was in line with 2024 guidance, achieving annual revenue of $16.3 million, adjusted revenue of $21.6 million, and total GEOs of 8,987. Adjusted revenue for 2024 represents a 21% increase compared to 2023.

This record revenue was driven by higher gold prices and the accretive AlphaStream acquisition. The acquisition doubled revenue from the Bonikro, Ballarat, and SKO royalties in Q4 2024.

2025 Outlook

Elemental Altus expects record production of 11,600 - 13,200 GEOs in 2025, translating to an adjusted revenue forecast of $30.1 million to $34.3 million. This projection is based on a gold price of US$2,600/oz and a copper price of US$4.00/lb. At the mid-point of guidance, this represents a 50% year-on-year increase in adjusted revenue.

Production is expected to be weighted towards the first half of the year, driven by first gold sales from the Korali-Sud royalty and Caserones shipments that were delayed from Q4 2024 into Q1 2025.

In H1 2025, the Company also expects to receive $10.2 million from the Ming settlement and a $1.0 million milestone payment from Korali-Sud due 90 days after commercial production. These amounts have been recognised as current debtors in the balance sheet as of December 31, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

3.	ROYALTY PORTFOLIO

Elemental Altus’ focus is on securing royalties over high-quality precious metals assets with established operators. As at December 31, 2024, the Company owns 82 royalties. Elemental Altus has nine royalties that are currently paying, including five in Australia, two in Chile, and one each in Burkina Faso, Côte d’Ivoire and Mexico. The following table lists the producing and notable development royalty that Elemental Altus currently owns either directly, or indirectly through its subsidiaries and associates as at the date of this report. Royalty Type means either a net smelter return (NSR), gross revenue royalty (GRR), net profit interest (NPI), or royalty per production ounce.

Project	Operator	Location	Commodity	Stage	Royalty Type
Ballarat	Victory Minerals Pty Ltd	Australia	Gold	Production	2.5% NSR
Bonikro	Allied Gold Corp.	Côte d’Ivoire	Gold	Production	4.5% NSR
Cactus	Arizona Sonoran Copper Company	USA	Copper	Feasibility	0.68% NSR
Caserones	Lundin Mining Corp.	Chile	Copper	Production	0.473% NSR
Korali-Sud	Allied Gold Corp.	Mali	Gold	Production	3% NSR
Karlawinda	Capricorn Metals Ltd	Australia	Gold	Production	2% NSR
Laverton	Focus Minerals Ltd	Australia	Gold	Feasibility	2% GRR
Mercedes	Bear Creek Mining Corp.	Mexico	Gold, Silver	Production	1% NSR
Mt. Pleasant	Zijin Mining Group	Australia	Gold	Production	5% NPI or A$10/oz
Pickle Crow	FireFly Metals Ltd	Canada	Gold	Feasibility	2.25% NSR
South Kalgoorlie	Northern Star Resources Ltd	Australia	Gold	Production	A$10/oz
Wahgnion	Burkina Faso	Burkina Faso	Gold	Production	1% NSR

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

4.	PRINCIPAL ROYALTIES

Karlawinda

Location:	Western Australia
Commodity:	Gold
Operator:	Capricorn Metals Ltd. (ASX:CMM) (“Capricorn”)
Royalty:	2% NSR royalty

Update

●	Q4 2024 gold production from Karlawinda was 27,906 ounces (Q4 2023: 30,399 ounces)

●	Capricorn is guiding to production of 110,000 to 120,000 ounces for the year to June 2025

●	Capricorn announced the approval of a major expansion study for Karlawinda, targeting a throughput increase of between 2.0 and 2.5 million tonnes per annum (“Mtpa”), an approximate 50% increase in throughput on the current 4.5 Mtpa, targeting annual production of 150,000 ounces

●	Elemental Altus’ uncapped 2% NSR royalty will provide up to approximately 3,000 GEOs annually to the Company based on the higher 150,000 ounce production rate

●	Karlawinda’s mine life remains 10 years with significant further potential to increase Reserves and Resources

Caserones

Location:	Chile
Commodity:	Copper
Operator:	Lundin Mining Corp. (TSX:LUN) (“Lundin Mining”)
Royalty:	0.473% NSR royalty (held through associate company, SLM California)

Update

●	In Q4 2024, the Company accrued adjusted royalty revenue of $1.3 million, based on reported sales of 26.8kt of copper

●	Production in the quarter was impacted by lower head grades and labour action in August lasting 14 days which reduced throughput to approximately 50% of capacity.

●	Copper production guidance of 115-125kt for 2025

Bonikro

Location:	Cote d’Ivoire
Commodity:	Gold
Operator:	Allied
Royalty:	Up to 4.5% NSR royalty, capped at 560,000 ounces

Update

●	Royalty attributable sales in Q4 2024 was 21,660 ounces (Q4 2023: 27,815 ounces) due to the majority of production being sourced from royalty linked areas

●	The Company acquired a further 2.25% NSR royalty on Bonikro in October 2024, with all Q4 royalty revenue attributable to the Company

●	Stripping at Pushback 5 is expected to expose higher-grade materials in 2025 and 2026

●	There are approximately 422,000 payable ounces remaining until the royalty cap is reached

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Korali-Sud (Diba)

Location:	Mali
Commodity:	Gold
Operator:	Allied Gold Corp. (TSX:AAUC) (“Allied”)
Royalty:	3% NSR royalty, stepping down to 2% after first 226koz

Update

●	As of December 31, 48,000 ounces of gold produced from Korali oxide ore were in inventory at Sadiola and sold subsequent to year-end

●	Timing of sales resulted from administrative processes establishing the operating company and transferring its mining license., key formalities have been completed

●	Allied is actively evaluating the future contribution of Korali-Sud and expects to provide an update on this upside in due course

Wahgnion

Location:	Burkina Faso
Commodity:	Gold
Operator:	Burkina Faso
Royalty:	1% NSR royalty

Update:

●	Q4 2024 gold production from Wahgnion was 30,058 ounces (Q4 2023: 42,177 ounces)

●	Following arbitration between previous operators Endeavour Mining plc and Lilium Gold, Lilium Gold has transferred the ownership of the Boungou and Wahgnion mines to the Stateof Burkina Faso

Cactus

Location:	USA
Commodity:	Copper
Operator:	Arizona Sonoran Copper Company (TSX:ASCU) (“Arizona Sonoran”)
Royalty:	0.68% NSR royalty

Update

●	Arizona Sonoran announced the results of an NI 43-101 Preliminary Economic Assessment on its Cactus Project, outlining a conceptual open-pit operation targeting 232 million pounds average annual copper cathode production over the first 20 years of operation

●	Subsequent to period end, Arizona Sonoran announced the initiation of a Pre-Feasibility Study with targeted completion in the second half of 2025

Mercedes

Location:	Mexico
Commodity:	Gold & silver
Operator:	Bear Creek Mining Corporation (TSX-V:BCM) (“Bear Creek”)
Royalty:	1% NSR royalty

Update

●	Q4 2024 gold production from Mercedes was 8,285 ounces (Q4 2023: 13,478 ounces).

●	Mercedes has transitioned to narrow vein mining techniques to reduce dilution and improve profitability

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Ballarat

Location:	Victoria, Australia
Commodity:	Gold
Operator:	Victory Minerals Pty Ltd
Royalty:	2.5% NSR royalty, capped at A$50m in royalty payments

Update

●	Q4 2024 gold sales from Ballarat was 6,661 ounces (Q4 2023: nil)

●	The Company acquired a further 1.25% NSR royalty on Ballarat in October 2024, with all Q4 royalty revenue attributable to the Company

●	Tailings Storage Facility 4 has been approved, providing a pathway to over 10 years of production

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

5.	ROYALTY GENERATION

Ethiopia

On August 28, 2024, the Company completed the sale of its final Royalty Generation and Exploration project. The Company sold its 95% ownership interest in Altau and its subsidiaries to ANS. The consideration for this transaction consists of:

●	$200,000 in cash, with $50,000 received at closing and five quarterly instalments of $30,000.

●	Up to $1 million in milestone-based performance payments.

●	Up to a 5% equity stake in ANS, contingent upon any future Initial Public Offering ("IPO") of ANS shares.

The Company has recognised a deferred consideration receivable of $150,000. No fair value has been realised for the milestone payments due to their long-term nature; these will be recognised when the milestones are achieved.

The Company has also received two uncapped 2.5% Net Smelter Return royalties from Altau, which have been valued at $0.2 million. ANS retains a five-year option to buy back up to 1% of these royalties for $1.5 million each.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

6.	DISCUSSION OF OPERATIONS

The discussion of operations relates to the Company’s three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Total revenue	5,519	3,960	16,323	11,744
Depletion of royalty interests	(2,392)	(1,963)	(7,218)	(6,901)
Share of profit of associates	455	821	2,036	2,158
General and administrative expenses	(2,058)	(2,245)	(6,755)	(7,215)
Project evaluation expenses	(91)	(575)	(241)	(575)
Transaction related expenses	-	-	(400)	-
Impairment charge	(436)	(165)	(436)	(292)
Share-based compensation expense	(368)	-	(1,388)	(243)
Interest income	65	65	198	106
Interest and financing expenses	(387)	(677)	(2,028)	(2,648)
Fair value (loss) / gain on investments	(14)	450	(5)	106
Foreign exchange gain / (loss)	(21)	11	(54)	1
Other income	164	(9)	604	427
Tax expense	(304)	(461)	(1,321)	(1,292)
Gain / (loss) on disposal	-	3,028	373	1,583
Net profit / (loss) on discontinued operations	2	(62)	(52)	(860)
Net profit / (loss) for the period	134	2,178	(364)	(3,901)

Adjusted operating cash flows(1)	3,315	2,151	8,738	6,133

Adjusted revenue(1)	6,827	5,649	21,600	17,855
Adjusted depletion(1)	(2,775)	(2,483)	(8,750)	(8,888)

Adjusted EBITDA(1)	4,769	2,766	15,111	9,831

(1)	See Non-IFRS Measures in section 10.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Twelve months ended December 31, 2024

Adjusted total revenue has increased to $21.6 million (2023: $17.9 million), primarily driven by the increased gold and copper prices in 2024. Total revenue increased to $16.32 million (2023: $11.74 million).

Depletion of royalty interests has increased to $7.2 million (2023: $6.9 million), reflecting higher revenue during the period. The overall depletion balance increased at a lower rate than revenue growth, as the primary revenue-generating assets had relatively larger depletable bases (reserves and resources). Adjusted depletion decreased to $8.75 million (2023: $8.89 million).

General and administrative expenses decreased to $6.76 million (2023: $7.22 million). The reduction in the balance is due to effective cost management and synergies being fully realized from the Altus merger from August 2022.

Project evaluation expenses of $0.24 million (2023: $0.58 million) have reduced across the period. Project evaluation expenses are incurred in the process of assessing and evaluating opportunities for the Company.

Impairment charges were $0.44 million (2023: $0.29 million), which relates to the Amancaya royalty (2023: Kwale royalty). The Company was notified by the operator that production at the Amancaya mine has been suspended. As a result, the Company wrote-off the carrying value of the Amancaya royalty to nil.

Share-based compensation increased to $1.39 million (2023: $0.24 million) due to new issues of share options and restricted share options to the Company’s directors and employees in 2024 compared to 2023.

Interest and finance expenses decreased to $2.03 million (2023: $2.65 million). This movement is a result of the Company continuing to pay down its debt, with a total $27 million repayment made in the twelve months ending December 31, 2024, reducing the drawn down amount to $3 million (2023: $30 million).

Tax expense for the year has increased to $1.32 million (2023: $1.29 million). The tax balance is formed from of withholding tax recognized on royalties and on cross-border intercompany loans, which have both increased in the period.

The Company recorded a net loss of $0.36 million for the twelve months ended December 31, 2024, compared to a net loss of $3.9 million for the twelve months ended December 31, 2023. The decrease in net loss is due to a combination of factors, as discussed above.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

7.	SUMMARY OF QUARTERLY RESULTS

The following is selected financial data of the Company for the last eight quarters ending with the most recently completed quarter, being the three months ended December 31, 2024.

	THREE MONTHS ENDED
	December 31, 2024 $’000	September 30, 2024 $’000	June 30, 2024 $’000	March 31, 2024 $’000
Total revenue	5,519	3,725	3,752	3,327
Adjusted revenue[1]	6,827	4,825	5,201	4,747
Total net profit/(loss)	134	630	(114)	(1,014)
Total net profit/(loss) per share – basic and diluted	0.00	0.00	(0.00)	(0.01)
Total assets	204,167	179,159	178,258	182,999

	THREE MONTHS ENDED
	December 31, 2023 $’000	September 30, 2023 $’000	June 30, 2023 $’000	March 31, 2023 $’000
Total revenue	3,960	2,378	2,600	2,806
Adjusted revenue[1]	5,649	3,652	4,728	3,827
Total net loss	2,178	(2,606)	(1,557)	(1,916)
Total net loss per share – basic and diluted	0.02	(0.01)	(0.01)	(0.01)
Total assets	188,922	190,338	183,162	184,646

1            See Non-IFRS Measures in section 10.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

8.	LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2024, the Company’s cash balance was $4.45 million (2023: $11.29 million) with working capital of $17.74 million (2023: $16.79 million).

During the year ended December 31, 2024, the Company’s operating activities generated $4.82 million (2023: generated $1.99 million), while its investing activities generated $4.51 million (2023: used $5.56 million) and its financing activities used $16.11 million (2023: used $2.63 million).

The Company had no commitments to fund its royalties other than a contingent A$0.4 million payment on a portion of the Mount Pleasant gold royalty in Australia. At December 31, 2024, there had been no decision made to mine this portion of Mount Pleasant and therefore the contingent payment is not due.

The Company’s aggregate operating, investing and financing activities during the period plus a FX loss of $0.05 million on revaluation of cash balances resulted in a decrease in its cash balance of $6.83 million (2023: $6.19 million decrease).

Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves and access to capital with its credit facility to meet future working capital requirements and discretionary business development opportunities.

9.	BORROWINGS

The Company has a $50 million revolving credit facility (the “Facility”), with National Bank of Canada (“NBC), Canadian Imperial Bank of Commerce (“CIBC), and Royal Bank of Canada (“RBC”). Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

On June 5, 2024, the Company extended its facility maturity to June 5, 2027. The arrangement fees and legal costs associated with this extension are capitalized and amortized over the term of the facility.

On November 13, 2024, the Company amended its Credit Facility to exercise a $10 million accordion feature, increasing the total available facility from $40 million to $50 million. This amendment introduced Royal Bank of Canada as a new lender to the facility, alongside the National Bank of Canada and the Canadian Imperial Bank of Commerce.

The Company has drawn down $3 million from the Facility as at December 31, 2024. The Company recorded an interest and finance expense of $2.03 million for the twelve months ending December 31, 2024.

Subsequent to the period end, on 21 February 2025, the Company repaid the remaining loan principal of $3 million, fully settling the outstanding debt. As of the date of this report, the Company has no outstanding borrowings and has access to its undrawn $50 million facility.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

10.	NON-IFRS MEASURES

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of adjusted EBITDA for the year ended December 31, 2024 and 2023:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Net profit / (loss) from continuing operations	132	2,240	(312)	(3,041)
Project evaluation expenses	91	-	241	-
Transaction related expenses	-	-	400	-
Interest income	(65)	(65)	(198)	(106)
Interest and finance expenses	387	677	2,028	2,648
Adjusted tax expense[1]	631	737	2,746	2,480
Adjusted depletion[1]	2,775	2,483	8,750	8,888
Depreciation of property, plant and equipment	-	7	-	62
Impairment charge	436	165	436	292
Fair value (gain) / loss on investments	14	(450)	5	(106)
Share-based compensation expense	368	-	1,388	243
(Gain)/loss on disposal	-	(3,028)	(373)	(1,529)
Adjusted EBITDA	4,769	2,766	15,111	9,831

1 See Adjusted revenue, depletion and tax expense below.

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Adjusted revenue, depletion, tax expense and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Total Revenue	5,519	3,960	16,323	11,744
Revenue from Caserones	1,308	1,689	5,277	6,111
Adjusted revenue	6,827	5,649	21,600	17,855

Depletion of royalty	(2,392)	(1,963)	(7,218)	(6,901)
Depletion of Caserones	(383)	(520)	(1,532)	(1,987)
Adjusted depletion	(2,775)	(2,483)	(8,750)	(8,888)

Tax expense	(304)	(461)	(1,321)	(1,292)
Tax charge relating to Caserones	(327)	(276)	(1,425)	(1,188)
Adjusted tax expense	(631)	(737)	(2,746)	(2,480)

Cash flow from operating activities	2,555	981	4,816	1,993
Dividends received from Caserones	760	1,170	3,922	4,140
Adjusted cash flow from operating activities	3,315	2,151	8,738	6,133

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

11.	FINANCING ACTIVITIES

During the twelve months ended December 31, 2024, the Company completed the following equity transactions:

●	On July 4, 2024, the Company, for no consideration, cancelled 814,321 ordinary common shares in the share capital of the Company surrendered by certain former and current management to satisfy tax obligations.

●	On October 29, 2024, the Company acquired Alpha 2 SPV Limited and Alpha 3 SPV, as part of the Alpha Acquisition (note 5). The consideration for the acquisition was $28 million, settled through the issuance of 34,444,580 newly issued common shares of the Company.

●	On October 29, 2024, the Company completed a $12.8 million private placement to La Mancha Investments S.à.r.l following the exercise of their Anti-Dilution Rights for 16,141,940 common shares (“Private Placement”).

During the twelve months ended December 31, 2023, the Company completed the following equity financing transactions:

●	On February 21, 2023, the Company issued 1,598,162 common shares at C$1.31 ($0.97) per common share as part of the acquisition of the First Mining royalty portfolio.

●	On July 18, 2023, the Company issued 2,395,109 common shares at C$1.18 ($0.90) per common share at a fair value of $0.90 million for performance share units options exercised.

●	On September 7, 2023, the Company issued 11,111,111 common shares at C$1.20 ($0.89) per common shares at a fair value of $10.00 million as consideration for the acquisition of Cactus and Nyanga royalties from RCF Opportunities Fund L.P.

12.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

13.	ACCOUNTING STANDARDS RECENTLY ADOPTED

New accounting standards effective in 2024

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

Amendments IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company’s consolidated interim financial statements as a result of the adoption of these amendments.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management- defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

These standards are not expected to have a material impact on the Company’s current or future reporting periods.

14.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the twelve months ended December 31, 2024 and 2023 is as follows:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Salary, fees, pension and professional fees	439	313	1,721	1,729
Share-based compensation	215	-	911	52
Total	654	313	2,632	1,781

Amounts due from related parties at December 31, 2024 of $0.36 million (2023: $1.1 million) consists of a receivable from Akh Gold Ltd, in which the Company holds a 19.9% equity interest.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

15.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, investments, accounts receivable and other, accounts payable and accrued liabilities and borrowings which are all measured at amortized cost except for investments which are measured at fair value through profit or loss.

Discussions of risks associated with financial assets and liabilities are detailed below:

Market risk

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodities price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign currency risk

Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Sterling, Australian Dollar, Canadian Dollar and US Dollar, and West African Franc and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.

Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s CAD, GBP and AUD denominated monetary assets and liabilities at December 31, 2024, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would result in an increase of approximately $0.11 million in the Company’s net loss. A 10% increase (decrease) of the value of other currencies relative to the US Dollar would not have a material impact on net loss.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest-bearing financial assets and liabilities that the Company uses. Treasury activities are managed using procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest- bearing liabilities comprise the loan drawn under the revolving credit facility with NBC and CIBC which bears interest at a rate of SOFR plus 2.50% - 3.75% per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. To mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Fair values

It is the Board’s opinion that the carrying values of the cash and cash equivalents, other receivables, all trade and other payables in the condensed interim consolidated statement of financial position approximate their fair values due to their short-term nature. Investments are carried at fair value, which is a Level 1 and Level 2 valuations.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and in the risk characteristics of underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

16.	OUTSTANDING SHARE DATA

Common shares

As at the date of this MD&A, the Company had 245,762,591 common shares issued and outstanding.

Stock Options and Performance Share Units

The following is a summary of Elemental Altus’ issued and outstanding stock options and PSUs at the date of this MD&A:

Type	Expiry Date	Exercise Price		Trading Price Hurdle		Number Outstanding	Number Exercisable
Stock options
	July 28, 2025	C$	1.50		-	795,000	795,000
	December 20, 2027	C$	1.40		-	6,045,000	6,045,000
	February 28, 2029	C$	1.15		-	2,980,000	2,235,000
	October, 01, 2029	C$	1.31		-	600,000	150,000
	February, 27, 2030	C$	1.26		-	4,455,866	1,113,967
Altus replacement options
	August 28, 2025	C$	1.92		-	2,182,946	2,182,946
	February 9, 2027	C$	1.70		-	1,119,690	1,119,690
Performance Share Units (“PSUs”)
	July 28, 2025		-	C$	1.70	160,000	160,000
	July 28, 2025		-	C$	2.20	340,000	-
Restricted Share Units (“RSUs”)
	February 28, 2029		-		-	1,300,000	433,333
	October, 01, 2029		-		-	241,000	-
	February, 27, 2030		-		-	570,000	-
Total stock options, Altus replacement options, PSU and RSUs						20,789,502	14,234,936

17.	RISKS & UNCERTAINTIES

For detailed risks and uncertainties, refer to the Annual Information Form (“AIF”) dated April 29, 2024 which is available on the Company’s SEDAR+ profile at www.sedarplus.ca

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

18.	FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company's financial guidance, outlook, the completion of mine expansion under construction phases, and the results of exploration and timing thereof, at the mines or properties that the Company holds an interest in, future royalty payments relating to royalties and streams the Company holds an interest in, and refinancing of the debt. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations, interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict including the impact of the war in Ukraine and USA tariffs, which has affected energy and food prices, global pandemics,, and the spread of other viruses or pathogens; influence of macroeconomic developments, which have also affected energy and food supplies; business opportunities that become available, or are pursued; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Elemental Altus. The Company assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Qualified Person:

Richard Evans, FAusIMM, is Senior Vice President Technical of Elemental Altus. Richard Evans is a qualified person under NI 43-101, and he has reviewed and approved the scientific and technical disclosure contained in this document.